UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)1

Sanofi

(Name of Issuer)

Shares, nominal value 2 euros

(Title of Class of Securities)

80105N 10 5[2]

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[2]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one-half of one ordinary share.

CUSIP No. 80105N 10 5

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): TOTAL S.A.
2.	Check the Appropriate Box if a Member of a Group: (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 43,196,815 (of which 40,009,013 shares carry double voting rights) (see Item 4)
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 43,196,815 (see Item 4)
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,196,815
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.

Percent of Class Represented by Amount in Row (9):

    3.22% (based on the number of shares reported by the Issuer as being outstanding as of

    December 31, 2011); percent of voting rights:

    5.46% (based on the number of voting rights reported by the Issuer as being outstanding as of

    December 31, 2011)

12.	Type of Reporting Person (See Instructions): HC

Item 1(a).	Name of Issuer:

Sanofi

Item 1(b).	Address of Issuer’s Principal Executive Offices:
174, avenue de France 75013 Paris France

Item 2(a), (b) and (c).	Name of Person Filing; Address of Principal Business Office or, if None, Residence; and Citizenship:

This statement is being filed by TOTAL S.A., a company organized under the laws of France. TOTAL S.A.’s principal business is oil, gas and chemicals. The address of TOTAL S.A.’s principal business and office is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

Item 2(d).	Title of Class of Securities:

Shares, nominal value 2 euro

Item 2(e).	CUSIP Number:

80105N 10 5

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

Item 4.            Ownership

As of December 31, 2011, TOTAL S.A. beneficially owned the following shares indirectly:

Amount beneficially owned:	43,196,815
Percent of class:	3.22%; percent of voting rights: 5.46%
Number of shares as to which such person has:

Sole power to vote:	43,196,815 (of which 40,009,013 shares carry double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	43,196,815
Shared power to dispose of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Of the 43,196,815 shares being reported hereunder, TOTAL S.A. indirectly has the power to vote and dispose of 43,196,783 shares being reported on hereunder through one subsidiary identified in Exhibit A attached hereto, and the remaining 32 shares through certain other persons.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TOTAL S.A.

By:	/S/ HUMBERT DE WENDEL
Name:	Humbert de Wendel
Title:	Treasurer

Date: February 14, 2012

Schedule 13G

Exhibit A

Identification and Classification of Members of Subsidiaries

Elf Aquitaine

Elf Aquitaine, a company organized under the laws of France, is a 100% held subsidiary of TOTAL S.A. Elf Aquitaine is a holding company. The address of Elf Aquitaine’s principal business and office is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

Elf Aquitaine beneficially owns the following shares:

Amount beneficially owned:	43,196,783
Percent of class:	3.22%; percent of voting rights: 5.46%
Number of shares as to which such person has:

Sole power to vote:	43,196,783 (40,008,981 shares carry double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	43,196,783
Shared power to dispose of:	-0-